Teva Completes Acquisition of MicroDose

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced that it has completed the acquisition of effectively 100% of the outstanding shares of MicroDose for $40 million on July 8, 2013. The transaction was funded with cash on hand.